UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Liuski International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   538029 10 9
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                    Duke Liao
                             Chief Executive Officer
                               6585 Crescent Drive
                             Norcross, Georgia 30071

                                 (770) 447-9454
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                      November 4, 1997 and January 21, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A

CUSIP NO.  538029 10 9

         1.       Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  Chih-Hung Liao ("Duke Liao")

                  I.D. No.:

         2.       Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         3.       SEC Use Only ................................................

         4.       Source of Funds:  PF

         5.       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) .........................[   ]

         6.       Citizenship or Place of Organization:  Taiwan

Number of               7.     Sole Voting Power: 8,929,053 shares of
Shares                          common stock
Beneficially            8.     Shared Voting Power:  0
Owned By                9.     Sole Dispositive Power: 8,929,053 shares
Each Reporting                  of common stock
Person With             10.    Shared Dispositive Power: 0

         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:  8,929,053 Shares

         12.      Check if the Aggregate Amount in Row 11 Excludes
                  Certain Shares (See Instructions) .......................[  ]

         13.      Percent of Class Represented by Amount In Row 11:
                  77.5%

         14.      Type of Reporting Person: IN

         The  Statement  on  Schedule  13D,  dated  July 3, 1997 (the  "Original
Statement"), filed by Mr. Chih-Hung Liao (also known as Duke Liao, "Liao"), relating to his beneficial ownership of the common stock, $.01 par value ("Common Stock"), of Liuski International, Inc. (the "Issuer"), is amended and supplemented by this Amendment No. 1 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Original Statement.

Item 2.  Identity and Background

         (c) Liao, the Chairman and Chief Executive Officer of the Issuer, has also become its President.

Item 3.  Source and Amount of Funds

         The cash portion of the price paid by Liao to Liu for the Purchase has been reduced by $500,000, to $1,997,068.

         In order to provide working capital for the Issuer, Liao, after June 27, 1997, made loans to the Issuer of $9,219,928.01 (the "Loans") on which interest of $158,454.97 (the "Interest") had accrued through October 15, 1997 at the bank prime loan rate, which was 8.5% at September 30, 1997. By agreement dated October 15, 1997, Liao and the Issuer agreed to convert the Loans and Interest into equity of the Issuer.

Item 4.  Purpose of Transaction

         The Issuer has stated that it believes that the improvement in the Issuer's balance sheet which will result from the conversion of the Loans and Interest into equity may result in improving the Issuer's relationship with its bank and its vendors.

         On November 4, 1997,  Loans of  $2,223,421.16  and the  $158,454.97  in
Interest (aggregating $2,381,876.13) were converted into 1,814,762 restricted shares of Common Stock at $1.3125 per share, the last sale price of the Common Stock on the Nasdaq National Market on October 15, 1997 (the "Market Price"). As a result, Liao became the beneficial owner of 3,598,382 shares of Common Stock, or approximately 58%, of the 6,195,287 shares then outstanding. Because sufficient shares of Common Stock were not available under the Issuer's Certificate of Incorporation to allow for the conversion into Common Stock of the total outstanding Loans and Interest, additional Loans were not converted at such time.

         On November 7, 1997, the remaining $6,996,506.85 of the Loans were converted into 100 shares of a non-voting, non- dividend-bearing series of the Issuer's preferred stock (the "Preferred Stock") which, pursuant to their terms as set forth in the Issuer's Certificate of Designations filed with the Delaware Secretary of State, were to convert automatically at the Market Price into 5,330,671 restricted shares of Common Stock immediately after the Issuer's Certificate of Incorporation is amended to increase the authorized number of shares of Common Stock from 7,000,000 to 20,000,000 (the "Share Increase"). The Share Increase was effected on January 12, 1998 and the outstanding shares of Preferred Stock were converted into 5,330,671 shares of Common Stock on January 21, 1998. As a result, Liao owns 8,929,053 shares of Common Stock, or approximately 77.5% of the outstanding Common Stock.

         Except as set forth above in this Item 4, Liao does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude Liao from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.


Item 5.  Interest in Securities of the Issuer

         The cash portion of the price paid by Liao to Liu for the Purchase has been reduced by $500,000, to $1,997,068.

         Liao   beneficially   owns  8,929,053   shares  of  Common  Stock,   or
approximately 77.5% of the 11,525,958 shares outstanding. Liao has the sole power to vote and dispose of the shares of Common Stock owned by him.

         Other than the transaction described above, Liao has not effected any transaction involving the Issuer's securities within the preceding 60 days.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships, with Respect to Securities of the Issuer

         None.

Item 7.  Material to be filed as Exhibits

                  Exhibit                   Exhibit
                                            -------
                  Numbers
                  -------

                  10 Agreement, dated October 15, 1997, between Duke Liao and the Issuer.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February  4, 1998


                                             /s/ Duke Liao
                                             -----------------------------------
                                             Duke Liao